

September 2, 2020

BY EMAIL

John H. Lively, Esq.
Practus, LLP
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211

> Re: SFS Series Trust, Hercules Fund
> Registration Statement on Form N-1A
> File Nos.: 333-240338 / 811-23599

Dear Mr. Lively:

On August 4, 2020, the SFS Series Trust, Hercules Fund (the "Fund") filed a registration statement ("Registration Statement") on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1. We note that portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

3. If the Fund intends to seek any exemptive relief in connection with this filing, please supplementally advise the staff.

4. Please confirm whether a party other than the Fund's sponsor or one of its affiliates is providing the Fund's initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Prospectus Cover

5. In the third paragraph, there is a reference to the Mission Fund in connection to the investor's election to receive paper reports. Please clarify what the Mission Fund complex is and its relationship to the Fund. The Mission Fund is only referenced here and do not appear anywhere else in the registration statement. Please also, in clarifying the reference to the Mission Fund, replace the "/" in the phrase "Mission Fund complex/your financial intermediary" with "or".

Fund Fees and Expenses

6. On p. 1, please place "None" in the line with Shareholder Transaction Fee, and delete the Redemption Fee line item.

7. On p. 1, footnote 1 to the Fees and Expenses Table refers to a fulcrum fee and identifies the base fee. The footnote should also:

    a. Identify the benchmark index in which the fulcrum fee will be linked;
    b. Disclose the base fee, that the base fee may adjust up or down according to fund performance relative to its benchmark index, as well as the amount of the adjustment (*e.g.*, it can adjust up or down by X%); and
    c. Disclose that for the first year, the management fee will be equal to the base fee.
        i. Please note that the duration of the performance period should be calculated on at least a one year interval pursuant to IC Release No. 7113. Therefore, please supplementally explain how the Fund's management fee "calculated and accrued daily and paid monthly" is compliant with IC Release No. 7113.

8. On p. 1, in the narrative preceding the Example, you state that "[t]he effect of the Adviser's agreement to waive fee and/or reimburse expenses is only reflected in the first year of each example shown below". Please delete as a waiver is not reflected in the Fees and Expenses Table.

Prospectus Summary

9. On p. 1, as identified in the Principal Investment Strategies, please explain "capturing alpha" in plain English.

10. On p. 1, as identified in the Principal Investment Strategies, please define "highly liquid" and provide the thresholds that makes an investment highly liquid.

11. On the bottom of p.1, the Fund states that it seeks to reduce risk by "maintaining a diversified portfolio". On p. 2, the Fund states it is non-diversified. Please consider using different nomenclature on p. 1 to avoid investor confusion.

Risk Considerations

12. Please review the Fund's risk disclosure as it relates to the fund's derivatives investments (*e.g.*, equity and index options, futures, and options on futures) to ensure that it describes the actual derivative instruments and the associated principal risks that the fund intends to use to achieve its investment objective. *See* Barry Miller Letter to the ICI dated July 30, 2010. For example, please update Options Risk to reflect the risk of investing in options versus derivatives more generally. Additionally, in the Principal Investment Strategies section, the Fund states that it will invest in futures. Please include a corresponding futures risk.

13. On p. 2, please separate "investment in other investment companies" and "ETF" risks as their own individual risk categories, similar to how this disclosure is organized in the statutory prospectus.

14. On p. 3, under the sub caption for Leverage Risk, please include disclosure on capital and margin requirements.

Statutory Prospectus

15. On p. 5, under ADDITIONAL INFORMATION ABOUT RISKS, please disclose whether this is a reference to principal risks and/or other risks. If other risks are included, please delineate and provide principal first.

16. On p. 5, under ADDITIONAL INFORMATION ABOUT RISKS, the second, third and fourth full paragraphs repeats the disclosure provided in the summary prospectus. Please update Item 4 to summarize Item 9 as the two disclosures should not be identical.

17. On p. 7, under RIC Qualification Risk, please define RIC. Also, please confirm whether this risk is a general risk, or a specific principal risk for the Fund. If appropriate, please provide corresponding investment strategy disclosure.

18. On p. 10, at the last full paragraph, the disclosure notes that "[t]he Trust reserves the right in its sole discretion to withdraw all or any part of the offering of shares of the Fund …." Please supplementally explain why this language is appropriate for an open-end fund.

19. On p. 11, under HOW TO SELL SHARES, please provide all disclosure in response to Form N-1A Items 11(c)(8) including which redemption methods are typically expected to be used under normal market conditions and then specify those to be used in other/stressed market conditions and any variances in actual redemption time.

20. On p. 13, under NET ASSET VALUE, in the second paragraph, the disclosure notes "[t]he public offering price of the Fund's shares …." Please supplementally explain why "public offering price" is appropriate disclosure for an open-end fund.

21. On p. 13, FAIR VALUE PRICING, please consider recaptioning the section as "Pricing" given it describes the pricing for multiple types of securities, including those that are generally not fair valued.

Statement of Additional Information

22. On p. 10, under INVESTMENT LIMITATIONS, item # 5 is the only permissive action in a list of investment restrictions. In accordance with plain English, please consider reorganizing this list by making item # 5 the first or last item in this list. Additionally, many of the limitations use the following language: "as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time." Please provide further disclosure regarding each investment limitation so an investor fully understands the exact limitations (*see, e.g.,* the disclosure regarding borrowings that follows the limitations).

23. On p. 17, under BOARD OF TRUSTEES, for the description of "[t]he Nominating and Corporate Governance Committee", as shown in Exhibit C, please update the disclosure to reflect that it is Board policy that the Nominating Committee is responsible for recommending proposed nominees for election to the full Board for its approval.

24. On p. 37, the last full paragraph, please consider separating the paragraph into two paragraphs, in accordance with plain English.

25. On p. 41, under FINANCIAL INFORMATION, when the Fund's financial statements become available, please include a description of the terms of the fulcrum fee arrangement to the Notes of the Financial Statements.

Part C

26. Per the FAST Act, please include 1933 Act file numbers and hyperlinks to each exhibit identified in the exhibit index, and any other information incorporated by reference in the registration statement, if filed on EDGAR. *See* Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

* * *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

If you have any questions, please call me at (202) 551-6229. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at LeeSC@sec.gov.


Sincerely,

/s/

Scott Lee
Senior Counsel
Disclosure Review and Accounting Office


cc: Andrea Ottomanelli Magovern, Assistant Director
        Sumeera Younis, Branch Chief